OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Nov. 24, 2024
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007851

4. A. Full name of the financial institution: Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   Address: 200 West Street
   City: New York State: NY Zip Code: 10282

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address:
   City: State: Zip Code:

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: Steve Elia
   Title: Managing Director
   Area Code / Phone Number: 212-902-9041

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL	60606	Sales
555 California Street	San Francisco	CA	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL	33401	Sales

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attachment

Last / First / Middle	Title
See Attachment	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Steven Thomas Elia
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

10/24/2024
Date

Form G-FIN

Attachment

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Paul Chmiel	Managing Director	
Alison Flood	Managing Director	
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Steve Orr	Managing Director	
Paul Antonios	Managing Director	
Joshua Banschick	Managing Director	
Leo Biselman	Managing Director	
Jake Caldwell	Managing Director	
Zachary Glasser	Managing Director	
Nitin Jagga	Managing Director	
Rajiv Kamilla	Managing Director	
Michael Leister	Managing Director	
Vanessa Resnick	**Managing Director**	**Deletion (See Note 2)**
Mark Romanczuk	Managing Director	
Maheshwar Saireddy	Managing Director	
Ryan Kelly	Managing Director	
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Anshul Sehgal	Managing Director	
James Puccinelli	Managing Director	
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Joshua Glassman	**Managing Director**	**Deletion (See Note 2)**
Peter Mortimer	**Managing Director**	**Deletion (See Note 2)**
Joshua Schiffrin	**Managing Director**	**Deletion (See Note 2)**
Matthew Verrochi	**Managing Director**	**Deletion (See Note 2)**
Muhammad Qubbaj	Managing Director	
Keith Cynar	**Managing Director**	**Addition (See Note 1)**
Marc Getman	**Managing Director**	**Addition (See Note 1)**
Phillip Lee	**Managing Director**	**Addition (See Note 1)**
Andrew Mcillroy	**Managing Director**	**Addition (See Note 1)**

Supplemental List of Non-Supervisory Associated Persons

Name	Title	Amendment
Manish Agarwal	Vice President	
Colin McReynolds	Vice President	
Robert Zhang	Vice President	
Shawn Du	Associate	
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Jennifer Gust	**Vice President**	**Addition (See Note 1)**
Noam Liran	Vice President	
Braden Neff	**Vice President**	**Deletion (See Note 2)**
Michael Waterfield	Vice President	
Many Carter	Associate	
Kate DeWinter	Associate	
Karolina Laredo	Associate	
Ian Mooers	Associate	
Laura Rathjen	Associate	
Olivia Rosenberg	Associate	
Madeline Angelides	Analyst	
Katie Calvo	Analyst	
Nixon Chege	Analyst	
Michaela Ford	Analyst	
Marc Orazietti	Analyst	
Michael Battle	Vice President	
Rebecca Bayard	Vice President	
Joseph Grathwohl	Vice President	
Drew Hardt	Vice President	
Caroline Hayes	Vice President	
Emily Jiang	Vice President	
Matt Joy	Vice President	
Sameer Kamble	Vice President	
Jonah Kemp	Vice President	
William Lloyd	Vice President	
Gabriel Parra	Vice President	
Cayley Schafer	Vice President	
Nan Su	Vice President	
Melissa Watt	Vice President	
Natalie Byun	Associate	
Renato Curak	Associate	
Jordan Edwards	Associate	
Alyssa Farella	Associate	
Brian Forness	Associate	
Anna Gildea	Associate	
Carli Gogol	Associate	

Ben Grossman	Associate	
Ronnie Odlum	Associate	
Ebun Sofela	Associate	
Josh Thompkins	Associate	
Matthew Timo	Associate	
Virginia Xu	Associate	
Karen Yang	Associate	
Kelly Zhang	Associate	
Sarah Brady	Analyst	
Jake Greenwald	Analyst	
Rose Hall	Analyst	
Jenny Han	**Analyst**	**Deletion (See Note 2)**
Cole Jones	Analyst	
Austin Junger	Analyst	
Anjan Mani	Analyst	
Juliet Marchesani	Analyst	
Ramon Muchacho	**Analyst**	**Deletion (See Note 2)**
Neha Nerevetla	Analyst	
Eli Pullaro	Analyst	
Nina Radman	Analyst	
Andrew Reis	Analyst	
Harsh Shah	Analyst	
Nicole Toft	Analyst	
Leonardo Zapparoli	Analyst	
Brendan Carney	**Associate**	**Addition (See Note 1)**
Will Hoefer	**Analyst**	**Addition (See Note 1)**
Ross Harmon	Vice President	
Emmanuel Damas	Associate	
Ana Victoria Santanna De Otero	Associate	
Devin Warner	**Vice President**	**Addition (See Note 1)**
Elizabeth Ecker	**Vice President**	**Addition (See Note 1)**
Felipe Jaworski	**Vice President**	**Addition (See Note 1)**
Jeff O'Hare	**Vice President**	**Addition (See Note 1)**
Jenna Marget	**Associate**	**Addition (See Note 1)**
Ada Situ	Vice President	
Cristina Tessari	Vice President	
Julien Thomas	Vice President	
Mitchell Cornell	Associate	
Abigail Gorbett	Associate	
Aryaman Jain	Analyst	
Deen Hussain	Analyst	
Erica Dembowski	Vice President	
Jake Kanavy	Vice President	
Michael Torre	Vice President	
Maggie Burd	Associate	
Sorato Doken	Associate	
Marina Testani	Associate	
Radhe Melwani	Analyst	

Evan Kim	Analyst	
Brian Bingham	Vice President	
Christine Bernard	Associate	
Corinne Shi	**Associate**	**Addition (See Note 1)**
Cemre Ertas	Analyst	
Selina Xia	Analyst	
Brandon Brown	Vice President	
April Li	Vice President	
Andrew Mullen	Vice President	
Kyle Peterson	Vice President	
Jia Xu	**Vice President**	**Deletion (See Note 2)**
Mandisa Msipa	Associate	
Audrey Laude	Analyst	
Jeremy Baileys	Vice President	
Geoffrey Molnar	Vice President	
Dhawal Mehta	Associate	
Fatou Ndoye	Analyst	
Nicole Birkhold	**Vice President**	**Addition (See Note 1)**
Jonathan Coppola	**Vice President**	**Addition (See Note 1)**
Derek Kump	**Vice President**	**Addition (See Note 1)**
Vincent Mistretta	**Vice President**	**Addition (See Note 1)**
Alex Pompey	**Vice President**	**Addition (See Note 1)**
Aliya Saigol	**Vice President**	**Addition (See Note 1)**
Hayley Shaffer	**Vice President**	**Addition (See Note 1)**
Gerald Strabley	**Vice President**	**Addition (See Note 1)**
Duncan Webb	**Vice President**	**Addition (See Note 1)**
Johanna Mermer	**Associate**	**Addition (See Note 1)**
Erin Orourk	**Associate**	**Addition (See Note 1)**
Mariana Pylypiw	**Associate**	**Addition (See Note 1)**
Kent Anzano	**Analyst**	**Addition (See Note 1)**
Eli Baker	**Analyst**	**Addition (See Note 1)**
John Barback	**Analyst**	**Addition (See Note 1)**
Brian Bartal	**Analyst**	**Addition (See Note 1)**
Ishan Bhasin	**Analyst**	**Addition (See Note 1)**
Mike Cabra	**Analyst**	**Addition (See Note 1)**
Pedro Carvalho	**Analyst**	**Addition (See Note 1)**
Rex Eshirow	**Analyst**	**Addition (See Note 1)**
Margo Killey	**Analyst**	**Addition (See Note 1)**
Jake Kleinfeld	**Analyst**	**Addition (See Note 1)**
Sarah Skidmore	**Analyst**	**Addition (See Note 1)**
Dillon John	Analyst	

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements